February 2, 2017
VIA EDGAR
David L. Orlic
Special Counsel - Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Paybox Corp Schedule 13E-3 Filed December 30, 2016 File No. 005-78531 Preliminary Proxy Statement on Schedule 14A Filed December 30, 2016 File No. 000-20660
Dear Mr. Orlic:
Paybox Corp (the “Company”) submits this letter in response to the comment letter (the “Comment Letter”), dated January 24, 2017, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A.
For ease of reference, set forth in bold below, are the comments to the Preliminary Proxy Statement on Schedule 14A, as reflected in the Comment Letter. The Company’s responses are set forth below each comment. The revisions to the filing described below are reflected in amendments (the “Amendments”) to the Preliminary Proxy Statement on Schedule 14A referenced above (as so amended, including all exhibits thereto, the “Preliminary Proxy Statement”) and the Schedule 13E-3, each being filed simultaneously with this letter. We are providing by email a copy of the Amendments marked to show changes from the original Preliminary Proxy Statement on Schedule 14A and the original Schedule 13E-3.
 General
1.
Please file a form of proxy with your next amendment and mark it “Preliminary Copy.” See Rule 14a-6(a) and (e)(1) of Regulation 14A.
Response:
The Preliminary Proxy Statement has been revised to include a form of proxy. See Appendix C.
General
2.
Please provide the information required by Items 1003(c) and 1015(b)(2)-(5) of Regulation M-A. Please also provide the information required by Rule 14a-5(e) of Regulation 14A.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See pages 32, 20 and 37 respectively.
General
3.
Please confirm your intention to file a Form 10-K with respect to the fiscal year ended December 31, 2016, or provide an analysis as to why you believe this is not necessary.
Response:

The Company’s Annual Report on Form 10-K for the year ended 2016 (the “2016 Form 10-K”) is due on March 31, 2016. If, as a result of the transactions contemplated by the Preliminary Proxy Statement, the Company is able to deregister its common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) prior to that time, it intends to terminate its current Registration Statement on Form S-8 and timely file a Form 15 suspending its reporting obligations under the Exchange Act such that it would not be obligated to file the 2016 Form 10-K. Otherwise, the Company will file the 2016 Form 10-K.
Fairness of the Reverse Stock Split, page 14
4.
Rule 13e-3 normally requires a reasonable detailed discussion of whether the consideration offered to unaffiliated security holders constitutes fair value in relation to going concern value. If the Board of Directors relied on the Kidron fairness opinion for this purpose, it must specifically adopt the analyses and conclusions of Kidron. Please advise, or revise your disclosure.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 14.
Equal Treatment of Affiliated and Unaffiliated Holders of Our Shares, page 15
5.
Disclosure here and elsewhere throughout the document states that the reverse stock split will not affect stockholders differently on the basis of affiliate status. Given that the sole determining factor in whether a stockholder will be cashed out is the number of shares of common stock held by the stockholder, which is a factor used to determine affiliate status, please advise how this statement is correct.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See pages 3, 4, 15 and 20.
Current and Historical Prices, page 15
6.
Please disclose with specificity how the Board of Directors considered historical and current market prices in making its fairness determination.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 15.
Net Book Value and Liquidation Value, page 15
7.
Please disclose with specificity how the Board of Directors considered net book value and liquidation value in making its fairness determination.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 15.
Comparable Company Analysis, page 21
8.
Please advise why Versapay Corporation is not included in the chart appearing on page 22.
Response:
The Company is informed by Kidron Capital Advisors LLC, the Company’s financial advisor (“Kidron”) that Versapay was considered to be an “outlier” company since its valuation multiple of 5.2x revenue was significantly higher than the other companies in the Comparable Company Analysis. Kidron showed Versapay for illustrative purposes only (since it is in the same general industry), but noted in the presentation that it was not being used in the calculations for the mean and median multiples.

Comparable Company Analysis, page 21
9.
Please disclose why Kidron selected an enterprise value multiple reference range of 1.5x to 2.5x of 2016E revenue and 27.5x to 28.5x of 2016E EBITDA, when these ranges appear to be below the mean and median for those measures.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 22.
The Company is informed by Kidron that Kidron rounded down the median multiples of 2.2x revenue and 28.5x EBITDA (out to two decimal points these multiple were 2.24x and 28.54x) and then added .5x for the “high” case and subtracted .5x for the “low” case. If Kidron’s model would not have rounded the numbers, the impact on the valuation range would have been to increase the upper range and decrease the lower range by $0.01. Kidron uses the median because it tends to adjust for most of the outliers. For example, the EBITDA mean is skewed higher because the EBIDTA multiple for BasWare Oyj was an extreme outlier.
Projections, page 22
10.
Disclosure advises investors not to rely on the financial projections. Please eliminate this disclaimer advising investors not to rely on disclosure in the document.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Financial Information, page 35
11.
Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise your disclosure to include this information.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 35. Please note that the Company has no material fixed charges, and that accordingly information on ratios of earnings to fixed charges is not included.
Incorporation of Certain Documents by Reference, page 37
12.
Neither Schedule 13E-3 nor the proxy rules provide for incorporation by reference of additional documents that you may file with the Commission. Please revise the language in the fourth paragraph of this section accordingly.
Response:
The Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Annex B
We note the statement that the financial analysis should not be construed as creating any fiduciary duty on the part of Kidron to any party. Similar language appears in Annex C. We believe that these statements are inconsistent with the balance of the disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective. Please eliminate these disclaimers of responsibility to shareholders.

Response:
As a preliminary matter, the Company has determined not to include the Kidron presentation in the proxy materials and will instead refile the presentation as an exhibit to Schedule 13E-3. The Kidron opinion will be re-designated as Annex B.
The Kidron opinion states, “This Opinion does not constitute a recommendation to the Board or any stockholders of Paybox regarding the proposed Reverse Stock Split. . . . Furthermore, the Opinion should not be construed as creating any fiduciary duty on the part of Kidron to any such party.” The Company respectfully submits that this is a correct statement of the law, in that it reflects the absence of a contractual or quasi-contractual relationship between Kidron and the stockholders of the Company. For example, in the oft-cited case of Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), the court held that the shareholders of a target company did not have a claim against the target company's financial advisor based on the inclusion of a fairness opinion in a merger proxy statement. It is also worth noting that in RBC Capital Markets v. Jervis, 129 A.3d 816 (Del. 2015) (Rural Metro), the court upheld liability for a financial advisor’s aiding and abetting the breach of the board’s fiduciary duty, but it was not suggested that the advisor breached a direct duty to stockholders. Accordingly, the Company respectfully submits that it would not be appropriate to require Kidron to modify the language in its presentation or fairness opinion.
* * * * *
Lastly, in responding to the Staff’s comments, the Company acknowledges the following:
●
the Company is responsible for the accuracy and adequacy of the disclosures in the filing;
●
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 954-510-3765 or Abbe Dienstag at 212-715- 9280.
Very truly yours,

/s/ Lowell Rush
Lowell Rush
Chief Financial Officer of Paybox Corp

cc: Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
      Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP